Exhibit 99.1

Magic Reports Record-Breaking Results for the Fourth Quarter of 2013 with Revenues of
$41.2 Million, an Increase of 15% Year over Year, and Non-GAAP Operating Income of
$6.8 Million, an Increase of 34% Year over Year

Annual revenues for 2013 increased 15% year over year to a record-breaking result of $145.0 million; Non-GAAP operating income increased 22% to $22.7 million for the year

OR YEHUDA, Israel, Feb. 12, 2014 /PRNewswire/ -- Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the fourth quarter and full year ended December 31, 2013.

Financial Highlights for the Fourth Quarter, 2013

•	Revenues for the fourth quarter increased 15% year over year to $41.2 million from $35.7 million in the corresponding 2013 quarter.

•	Non-GAAP operating income increased 34% to $6.8 million, compared to $5.1 million in the same period last year. Operating income for the fourth quarter increased 28% to $5.4 million, compared to $4.3 million in the same period last year.

•	Non-GAAP net income increased 17% to $6.0 million, compared to $5.1 million in the same period last year. Net income for the fourth quarter increased 10% to $4.7 million compared to $4.3 million in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2013

•	Revenues for the year ended December 31, 2013 reached $145.0 million, an increase of 15%, compared to $126.4 million in 2012.

•	Non-GAAP operating income for 2013 increased 22% to $22.7 million, compared to $18.6 million in 2012. Operating income for the year ended December 31, 2013 increased 17% to $19.1 million compared to $16.4 million in the prior year. Operating income in 2013 was negatively impacted compared to 2012 due to the devaluation of the Japanese Yen and the appreciation of the New Israeli Shekel versus the U.S. Dollar by approximately $1 million.

•	Non-GAAP net income for 2013 increased 6% to $19.5 million, compared to $18.3 million in 2012. Net income for the year ended December 31, 2013, decreased 2% to $15.9 million compared to $16.2 million in the prior year. Net income for 2013 was negatively impacted by $0.5 million in non-cash tax expenses recorded with respect to utilization of deferred tax assets and by $0.5 million in financial expenses recorded as a result of unfavorable foreign currency exchange rates. In accordance with U.S. generally accepted accounting principles, the Company records deferred tax expenses on utilization of carry-forward tax losses.

•	Total cash, cash equivalents and short-term investments as of December 31, 2013 amounted to $36.0 million.

•	Operating cash flow for the year ended December 31, 2013 totaled $18 million.

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Results

•	For the fourth quarter ended December 31, 2013, total revenues were $41.2 million, with net income of $4.7 million, or $0.13 per fully diluted share. This compares with revenues of $35.7 million and net income of $4.3 million, or $0.12 per fully diluted share for the same period in 2012.

•	For the fourth quarter of 2013, operating income was $5.4 million. This compares to operating income of $4.3 million for the same period in 2012.

•	For the year ended December 31, 2013, total revenues were $145.0 million, with net income of $15.9 million, or $0.43 per fully diluted share. This compares with revenues of $126.4 million and net income of $16.2 million, or $0.44 per fully diluted share, for the same period in 2012.

•	Operating income for the year ended December 31, 2013, was $19.1 million. This compares to operating income of $16.4 million for the same period in 2012.

Comments of Management

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said, "2013 was a tremendous year for Magic with record sales and strong performance across all of our products and professional services in all regions. Our results demonstrate increasing customer demand for our products and services coupled with continued focus on operational discipline. Our award-winning enterprise mobility solution, integration platform and complementary software services are well-positioned for sustained growth as we enter 2014, in terms of both immediate sales and longer-term maintenance and support revenues.”

"We are continuing to strengthen our products and expand our services portfolio to help businesses meet the increasing demand of enterprise mobility, cloud and big data and have high expectations for accelerated growth in 2014," added Bernstein.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	Change in valuation of contingent consideration; and

•	The related tax effects of the above items.

Magic Software's management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

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These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software's results of operations in conjunction with the corresponding GAAP measures.

Refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Tania Amar, VP Global Marketing
Magic Software Enterprises
Tel: +972 (0)3 538 9300
tania@magicsoftware.com

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MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited		Unaudited
Revenues	$41,192	$35,730	$144,958	$126,380
Cost of Revenues	24,305	20,792	85,893	73,393
Gross profit	16,887	14,938	59,065	52,987
Research and development, net	925	813	3,706	2,947
Selling, marketing and general and administrative	10,513	9,867	36,232	33,632
Total operating expenses	11,438	10,680	39,938	36,579
Operating income	5,449	4,258	19,127	16,408
Financial (expenses) income, net	(90)	193	(684)	10
Other (expenses) income, net	(12)	-	(12)	136
Income before taxes on income	5,347	4,451	18,431	16,554
Taxes on income	441	52	1,575	94
Net income	4,906	4,399	16,856	16,460
Change in redeemable non-controlling interests	(208)	-	(401)	-
Net income attributable to non-controlling interests	(8)	(146)	(575)	(277)
Net income attributable to Magic's shareholders	$4,690	$4,253	$15,880	$16,183

Net earnings per share
Basic	$0.13	$0.12	$0.43	$0.44
Diluted	0.13	0.12	0.43	0.44

Weighted average number of shares used in
computing net earnings per share

Basic	37,081	36,553	36,835	36,502
		.
Diluted	37,454	37,042	37,294	37,108

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MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating income	$5,449	$4,258	$19,127	$16,408
Amortization of capitalized software and other intangible assets	2,212	2,376	7,722	6,687
Change in valuation of contingent consideration	230	-	230	-
Capitalization of software development	(1,147)	(1,625)	(4,713)	(4,969)
Stock-based compensation	70	75	325	515
Total adjustments to GAAP	1,365	826	3,564	2,233
Non-GAAP operating income	$6,814	$5,084	$22,691	$18,641

GAAP net income attributable to Magic's shareholders	$4,690	$4,253	$15,880	$16,183
Operating income adjustments	1,365	826	3,564	2,233
Unwinding of discount in connection with liabilities due to acquisitions	45	-	310	-
Amortization expenses attributed to redeemable non-controlling interests	(49)	-	(164)	-
Deferred taxes on the above items	(80)	17	(83)	(98)
Total adjustments to GAAP	1,281	843	3,627	2,135
Non-GAAP net income	$5,971	$5,096	$19,507	$18,318

Non-GAAP basic net earnings per share	$0.16	$0.14	$0.53	$0.50
Weighted average number of shares used in
computing basic net earnings per share	37,081	36,553	36,835	36,502

Non-GAAP diluted net earnings per share	$0.16	$0.14	$0.52	$0.49
Weighted average number of shares used in
computing diluted net earnings per share	37,487	37,091	37,337	37,198

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MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,134	$37,744
Available-for-sale marketable securities	854	890
Trade receivables, net	31,976	28,367
Other accounts receivable and prepaid expenses	5,209	6,696
Total current assets	73,173	73,697

LONG-TERM RECEIVABLES:
Severance pay fund	403	351
Other long-term receivables	3,792	2,287
Total long-term receivables	4,195	2,638

PROPERTY AND EQUIPMENT, NET	1,773	1,898
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	86,529	74,721

TOTAL ASSETS	165,670	152,954

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans	1055	-
Trade payables	4,149	4,722
Accrued expenses and other accounts payable	16,937	17,188
Deferred tax liabilities	3,045	3,422
Deferred revenues	3,294	4,160
Total current liabilities	28,480	29,492

NON CURRENT LIABILITIES:
Accrued severance pay	1,275	1,245
Loans	2,274	-
Long term liabilities	1,726	750
Liability due to acquisition activities	1,396	1,192
Total non-current liabilities	6,671	3,187

Redeemable non- controlling interest	2,460	1,914

SHAREHOLDERS' EQUITY:
Magic Shareholders' equity	127,072	117,786
Non-controlling interests	987	575
Total shareholders' equity	128,059	118,361

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$165,670	$152,954

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